FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

UNITED STATES

SECURITIES  AND  EXCHANGE  COMMISSION

Washington, D.C. 20549

AMENDMENT  NO.  1  TO

ANNUAL  REPORT

of

PROVINCE  OF  BRITISH  COLUMBIA

(Canada)

(Name of Registrant)

Date of end of last fiscal year: March 31, 2013

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to Which Registration is Effective	Names of Exchanges on Which Registered

N/A	N/A	N/A

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission:

Don Wilson

Canadian Consulate General

1251 Avenue of Americas

New York, New York 10020

Copies to

Jason Lehner	Ministry of Finance
Shearman & Sterling LLP	Provincial Treasury
199 Bay Street	Debt Management Branch
Commerce Court West	620 Superior Street
Suite 4405, P.O. Box 247	P.O. Box 9423, Stn Prov Govt
Toronto, Ontario	Victoria, British Columbia
Canada M5L 1E8	Canada V8W 9V1

*The Registrant is filing this amendment to its annual report on a voluntary basis.

PROVINCE OF BRITISH COLUMBIA

The undersigned registrant hereby amends the following items, financial statements, exhibits or other portions of its Annual Report (the “Annual Report”) for the fiscal year ended March 31, 2013 on Form 18-K as set forth below:

The following additional exhibit is added to the Annual Report:

Exhibit 99.5	First Quarterly Report, Economic Outlook, 2013/14 Financial Update & Three Month Results, April — June 2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, at Victoria, British Columbia, Canada, on the 11th day of September, 2013.

PROVINCE OF BRITISH COLUMBIA
(Name of registrant)

By:	/s/ Reg Bawa
Name:	Reg Bawa
Title:	Executive Director
Banking/Cash Management Branch
Provincial Treasury
Ministry of Finance

EXHIBIT INDEX

Exhibit 99.5	First Quarterly Report, Economic Outlook, 2013/14 Financial Update & Three Month Results, April — June 2013